10 September 2013

National Grid plc announces changes to UK executive reporting lines

As a result of a number of important developments, National Grid is today announcing changes to UK executive reporting lines. These changes reflect:

-  The election of Nick Winser to the role of President of the European Network of Transmission System Operators for Electricity (ENTSO-E)

-  Significant additional roles and responsibilities for UK System Operation as a result of the upcoming implementation of Electricity Market Reform (EMR)

-  The clear focus required to drive performance across the Transmission Owner and Gas Distribution businesses under the new RIIO regulatory arrangements

Together with taking on the ENTSO-E and EMR responsibilities, Nick Winser will continue to report to Steve Holliday, Chief Executive of National Grid, and will retain leadership of the enlarged UK System Operator function and UK business development.

Effective immediately John Pettigrew, UK Chief Operating Officer, responsible for the Transmission Owner and Gas Distribution businesses, who previously reported to Nick Winser will now report directly to Steve. John will have a clear focus on delivering the essential outputs that National Grid’s customers and other stakeholders value.

The memberships of the National Grid Board and the Executive Committee remain unchanged as a result of these updated reporting lines.

CONTACTS

Investors

John Dawson              +44 20 7004 3170                   +44 7810831944 (m)

Andy Mead                  +44 20 7004 3166                   +44 7752890787 (m)

George Laskaris         +1 718 403 2526                     +1 9173750989 (m)

Tom Hull                      +44 20 7004 3172                   +44 7890 34833 (m)

Media

Chris Mostyn               +44 20 7004 3149                   +44 7774827710 (m)

Gemma Stokes           +44 (0)1926 655272               +44 7974198333 (m)

Brunswick

Tom Burns                  +44 20 7404 5959

Mike Smith                  +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Superstorm Sandy and other major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US foundation programme); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F.  In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.